UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No.6)*

                             JMAR TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    466212107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 466212107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd. (In Liquidation)*
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,419,738 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,419,738 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,419,738 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 466212107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,419,738 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,419,738 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,419,738 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 466212107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens U.S. SPV I, LLC
     20-8903266
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,419,738 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,419,738 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,419,738 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

 CUSIP No. 466212107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Offshore SPV II, Corp.
     26-0811267
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,419,738 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,419,738 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,419,738 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 466212107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Capital Management, LLC
     20-8903345
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,419,738 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,419,738 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,419,738 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 466212107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PSource Structured Debt Limited

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,419,738 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,419,738 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,419,738 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 466212107
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Chris Johnson

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,419,738 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  6,419,738 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,419,738 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 466212107
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON: Russell Smith

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                    (b) |X|
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION
           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF    5    SOLE VOTING POWER:  0 shares of Common Stock. *
SHARES       -------------------------------------------------------------------
BENEFICIALLY 6    SHARED VOTING POWER:  6,419,738 shares of Common Stock. *
OWNED BY     -------------------------------------------------------------------
EACH         7    SOLE DISPOSITIVE POWER:  0 shares of Common Stock. *
REPORTING    -------------------------------------------------------------------
PERSON       8    SHARES DISPOSITIVE POWER:  6,419,738 shares of Common Stock. *
--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,419,738 shares of Common Stock
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          |X|
--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.99%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 466212107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States and Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,419,738 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,419,738 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,419,738 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

CUSIP No. 466212107
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        6,419,738 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    6,419,738 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,419,738 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

Item 1(a).  Name of Issuer: JMAR TECHNOLOGIES, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            10905 Technology Place, San Diego, CA 92127

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (In Liquidation)

            This Schedule 13G, as amended, is also filed on behalf of PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Laurus Capital Management, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of Laurus Master Fund, Ltd. (In Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and LCM's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Laurus Capital Management, LLC manages PSource Structured Debt Limited, subject to certain preapproval rights of the board of directors of Psource Structured Debt Limited. Valens Capital Management, LLC manages Valens Offshore SPV II Corp., and Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation) (subject to the oversight and preapproval rights of the Joint Official Liquidators), PSource Structured Debt Limited, Valens Offshore SPV II, Corp., and Valens U.S. SPV I, LLC reported in this Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by Laurus Master Fund, Ltd. (In Liquidation). Information related to each of Joint Official Liquidators, Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Laurus Capital Management, LLC, 335 Madison Avenue, 10th Floor,
            New York, New York 10017

Item 2(c).  Citizenship: Cayman Islands

Item 2(d).  Title of Class of Securities: Common Stock

Item 2(e).  CUSIP Number: 466212107

Item 3. Not Applicable

Item 4. Ownership:

            (a) Amount Beneficially Owned: 6,419,738 shares of Common Stock*

            (b) Percent of Class: 9.99%*

            (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 6,419,738 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        6,419,738 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7. Identification  and  Classification  of Subsidiary  Which  Acquired the
        Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
*Based on 58,201,461 shares of the common stock, par value $0.01 per share (the "Shares") of JMAR Technologies, Inc., a Delaware corporation (the "Company") issued and outstanding as of November 12, 2008, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008 (the "10-Q"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-Q . The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-Q is inaccurate. As of December 31, 2009, Laurus Master Fund, Ltd. (in Liquidation) (the "Fund"), Valens U.S. SPV I, LLC ("Valens US"), Valens Offshore SPV II, Corp. ("VOFF SPV II"), and PSource Structured Debt Limited ("Psource", and together with the Fund, Valens US and VOFF SPV II, collectively, the "Investors" and each an "Investor") collectively held (i) a warrant (the "A Warrant") to acquire 80,000,000 Shares at an exercise price of $0.01 per Share, subject to certain adjustments, (ii) a warrant (the "M Warrant") to acquire 5,209,561 Shares at an exercise price of $0.01 per Share, subject to certain adjustments,
(iii) a warrant (the "G Warrant") to acquire 300,000 Shares, at an exercise price of $1.10 per share, subject to certain adjustments, (iv) a warrant (the "H1 Warrant") to acquire 250,000 Shares, at an exercise price of $1.058 per share for the first 125,000 Shares acquired thereunder, $1.15 per share for the next 75,000 Shares acquired thereunder and $1.33 per share for the remaining Shares acquired thereunder, subject to certain adjustments, (v) a warrant (the "E Warrant") to acquire 150,000 Shares, at an exercise price of $2.60 per share, subject to certain adjustments, (vi) a warrant (the "F Warrant") to acquire 200,000 Shares, at an exercise price of $2.25 per share, subject to certain adjustments, (vii) a warrant (the "D Warrant") to acquire 90,000 Shares, at an exercise price of $5.00 per share, subject to certain adjustments,(ix) a warrant (the "I Warrant") to acquire 604,839 Shares, at an exercise price of $1.73 per share, subject to certain adjustments, (x) a warrant (the "C Warrant") to acquire 375,000 Shares, at an exercise price of $1.50 per share, subject to certain adjustments, (xi) a warrant (the "H3 Warrant") to acquire 100,000 Shares, at an exercise price of $1.15 per share, subject to certain adjustments,
(xii) a warrant (the "H2 Warrant") to acquire 21,375 Shares, at an exercise price of $3.56 per share, subject to certain adjustments, (xiii) a warrant (the "B Warrant") to acquire 218,181 Shares, at an exercise price of $0.01 per Share, subject to certain adjustments, (xiv) a warrant (the "J Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xv) a warrant (the "K Warrant") to acquire 50,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, (xvi) a warrant (the "L Warrant") to acquire 100,000 Shares at an exercise price of $1.16 per share, subject to certain adjustments, and (xvii) 359,544 Shares. Each of the instruments described above contain an issuance limitation prohibiting the Investors from exercising those securities to the extent that such exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitations in the A Warrant and the M Warrant may be waived by the Investors upon at least 61 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Issuance Limitations in the B Warrant may be waived by the Investors upon at least 75 days prior notice to the Company and shall automatically become null and void upon notice to the Issuer of the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the B Warrant). The Issuance Limitations in the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H1 Warrant, the H2 Warrant, the H3 Warrant, the J Warrant, the K Warrant and the L Warrant may be waived on at least 75 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument).
 The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by the Fund reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. PSource is managed by LCM, subject to certain preapproval rights of the board of directors of Psource. Valens U.S. and VOFF SPV II are managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of LCM and VCM and share voting and investment power over the securities owned by the Fund (subject to the oversight and preapproval rights of the JOLs), PSource, Valens U.S. and VOFF SPV II reported in this
Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by the Fund.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 12, 2010
                                        -------------------------
                                        Date

                                        LAURUS MASTER FUND LTD. (IN LIQUIDATION)

                                        /s/Russell Smith
                                        ----------------------------------------
                                        Russell Smith
                                        Joint Official Liquidator (for the
                                        account of Laurus Master Fund, Ltd. and
                                        with no personal liability)

                                        February 12, 2010

APPENDIX A

A.    Name:                  Laurus Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 14th Floor
                             New York, New York 10017
      Place of Organization: Delaware

B.    Name:                  Valens U.S. SPV I, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

C.    Name:                  Valens Offshore SPV II, Ltd.,
                             an exempted company incorporated with
                             limited liability under the laws of the
                             Cayman Islands
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Cayman Islands

D.    Name:                  Valens Offshore SPV II, Corp.,
                             a Delaware corporation
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

E.    Name:                  Valens Capital Management, LLC,
                             a Delaware limited liability company
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Delaware

F.    Name:                  PSource Structured Debt Limited
                             a Guernsey company
      Business Address:      c/o Laurus Capital Management, LLC
                             335 Madison Avenue, 10th Floor
                             New York, New York 10017
      Place of Organization: Guernsey

G.    Name:                  Eugene Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           United States

H.    Name:                  David Grin
      Business Address:      335 Madison Avenue, 10th Floor
                             New York, New York 10017

      Principal Occupation:  Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
      Citizenship:           United States and Israel

I.    Name:                  Chris Johnson
      Business Address:      Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104
      Principal Occupation:  Managing Director, Johnson Smith Associates Ltd.

      Citizenship:           Cayman Islands

J.    Name:                  Russell Smith
      Business Address:      Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104
      Principal Occupation:  Director, Johnson Smith Associates Ltd.

      Citizenship:           Cayman Islands

Each of Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Offshore SPV I, Ltd., Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Psource Structured Debt Limited, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

By: Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
--------------------------------
    Eugene Grin
    Principal
    February 12, 2010

Valens U.S. SPV I, LLC

Valens Offshore SPV II, Corp.

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
--------------------------------
    Eugene Grin
    Principal
    February 12, 2010


/s/ Chris Johnson
-----------------------------------------
    Chris Johnson, on his individual behalf
    February 12, 2010


/s/ Russell Smith
-----------------------------------------
    Russell Smith, on his individual behalf
    February 12, 2010


/s/ Eugene Grin
--------------------------------
    Eugene Grin, on his individual behalf
    February 12, 2010


/s/ David Grin
--------------------------------
    David Grin, on his individual behalf
    February 12, 2010